Exhibit 99.1

First Mining Confirms Final Ratios for Distribution of Treasury Metals Shares & Warrants

VANCOUVER, BC, July 14, 2021 /CNW/ -  First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to confirm the final ratios for the distribution by First Mining of 23,333,333 common shares ("Shares") and 11,666,666 common share purchase warrants ("Warrants") of Treasury Metals Inc. ("Treasury Metals") to shareholders of First Mining on a pro rata basis, by way of a reduction in the capital of the common shares of First Mining (the "Distribution").

The Distribution will be effected tomorrow (July 15th).  For each Share of First Mining held by a shareholder of the Company as of market close today (July 14, 2021), the shareholder will receive 0.0333635707856306 of a Share of Treasury Metals, and 0.0166817846778816 of a Warrant of Treasury Metals.  No fractional Shares and Warrants of Treasury Metals will be issued in connection with the Distribution, and all fractional amounts that arise from the Distribution will be rounded down to the nearest whole number without any compensation therefor.

Each Warrant of Treasury Metals is exercisable, on a cashless basis only, for one Share of Treasury Metals at an exercise price of $1.50 per Share until August 7, 2023.  In addition, the Warrants of Treasury Metals will commence trading on the Toronto Stock Exchange as of market open tomorrow (July 15th) under the ticker symbol "TML.WT".

Non-US shareholders of the Company who hold Shares of First Mining in a brokerage account will see their pro rata portion of the Shares and Warrants of Treasury Metals deposited into their brokerage account on July 15th, or within a few days of July 15th.

Registered shareholders of the Company (both non-US and US) who hold Shares of First Mining in the form of a share certificate and/or a DRS Advice Statement should receive DRS Advice Statements for their pro rata portion of the Shares and Warrants of Treasury Metals by mail within two weeks of July 15th (as First Mining has a significant number of registered shareholders, it will take Treasury Metals' transfer agent time to process then mail out the numerous DRS Advice Statements that are required to deliver Shares and Warrants of Treasury Metals to the Company's registered shareholders).

US shareholders of the Company who hold shares in US brokerage accounts are cautioned that, as the Shares and Warrants of Treasury Metals are not currently "DTC eligible", the clearing corporation for US shareholders (DTC) will need to undertake a few additional steps in order to facilitate the deposit of their pro rata allocations of the Shares and Warrants of Treasury Metals into their respective brokerage accounts.  This process will likely take several days.  These are procedural steps which DTC regularly takes when securities are not "DTC eligible".  Treasury Metals has applied for the Shares and Warrants of Treasury Metals to be made "DTC eligible", but those applications are still in process, and the Shares and Warrants will not be "DTC eligible" by tomorrow (when the Distribution is effected).

Further details of the Distribution are set out in the Company's management information circular dated May 18, 2021, which is available under First Mining's profile at www.sedar.com.

Shareholders with questions relating to the Distribution, or about First Mining in general, can contact Janet Meiklejohn, First Mining's Vice President, Investor Relations, at 1.844.306.8827, or by e-mail: info@firstmininggold.com.

Shareholders with questions relating to receiving their Shares and Warrants of Treasury Metals under the Distribution, or relating to Treasury Metals in general, can contact Orin Baranowsky, Treasury Metals' Chief Financial Officer, at 416.214.4654 or 1.855.664.4654, or by e-mail: info@treasurymetals.com.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with  Big Ridge Gold) Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) all dates in respect of the Distribution, including the timing for the receipt by the Company's shareholders of their pro rata portion of the Shares and Warrants of Treasury Metals under the Distribution; (ii) the advancement and merits of the Goliath Gold Project; and (iii) the submission of the EIS for the Springpole Gold Project.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Janet Meiklejohn | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 17:00e 14-JUL-21